As filed with the Securities and Exchange on June 14, 2000
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               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                         SCHEDULE 14D-9
                         (RULE 14d-101)

      SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
        14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
               ----------------------------------
                 MILLER BUILDING SYSTEMS, INC.
                   (Name of Subject Company)

                     MODTECH HOLDINGS, INC.
               (Name of Person Filing Statement)

            COMMON STOCK, $0.01 PAR VALUE PER SHARE
                 Title of Class of Securities)

                          600404 10 7

             (CUSIP Number of Class of Securities)

                       THOMAS J. MARTINI
                    SECRETARY AND TREASURER
                 MILLER BUILDING SYSTEMS, INC.
                   58120 COUNTY ROAD 3 SOUTH
                    ELKHART, INDIANA  46517
                         (219) 295-1214

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                        with a copy to:

                     T. STEPHEN DYER, ESQ.
     MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
              200 NORTH LASALLE STREET, SUITE 2100
                    CHICAGO, ILLINOIS  60601
                         (312) 346-3100

                   CALCULATION OF FILING FEE
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                                             Amount of
          Transaction Valuation*                  Filing Fee
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          Not applicable                     Not applicable
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*    Set forth the amount on which the filing fee is calculated and state how it was determined.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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Miller Building Systems, Inc. Announces Pending Sale

Elkhart, Indiana, June 9, 2000 -- Miller Building Systems, Inc. (Nasdaq:
MBSI) announced today that it has entered into an agreement in principle to sell 100% of its outstanding stock for $8.05 cash per share and the assumption of long term debt, or approximately $30 million in the aggregate to Modtech Holdings, Inc. (Nasdaq: MODT), of Perris, California. Modtech has annual net sales of approximately $175 million for the year ended December 31, 1999. Modtech designs and manufacturers modular relocatable classrooms and other modular buildings for commercial use.

Subject to negotiation of a definitive agreement, Modtech will commence a cash tender offer in the near future for all the outstanding shares of Miller. All stockholders should read the tender offer statement that will be filed by Modtech, and the solicitation/recommendation statement that will be filed by Miller with the Securities and Exchange Commission (SEC) and mailed to stockholders. These statements will contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders will be able to obtain these statements, as well as other filings containing information about Miller and Modtech, without charge, at the SEC's Internet site (www.sec.gov).

Copies of the solicitation/recommendation and other Miller SEC filings may be obtained without charge from Miller's Corporate Secretary. Copies of the tender offer and other Modtech SEC filing can also be obtained, without charge, from Modtech's Corporate Secretary.

Chief Executive Officer Edward C. Craig stated, "The combination of Miller and Modtech will create an organization with net sales in excess of $250 million. We expect that the combination of Miller's production strengths in the Northeast and Midwest and Modtech's strengths in California, the Southwest and Southeast will produce a company that can supply a variety of modular buildings to its customers on a nationwide basis. We believe the merger will allow Miller's telecommunication business to be expanded to the West Coast and provide the production capacity to expand Modtech's portable classroom business into the Northeast and Midwest. We believe the combined organization will provide continued growth and opportunities for our customers, employees and suppliers."

Miller Building Systems, Inc., through its subsidiaries, markets, designs, fabricates, and distributes building modules. A broad variety of applications serve the public and private business sectors with uses in commercial, institutional and telecommunications markets. The subsidiaries of Miller Buildings Systems, Inc. operate from five manufacturing plants in the continental United States. Miller Building Systems, Inc. is a public company trading on the NASDAQ under the symbol MBSI.

Some of the statements in this press release may constitute "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.